FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of April 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                   Form 20 - F [ X ]      Form 40 - F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [   ]   No [ X ]


This Form 6-K consists of:

Quarterly Report, First Quarter, February 2000:





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      VASOGEN INC.



                                      By /S/Christopher Waddick
                                         ----------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date:  April 19, 2000

Vasogen Inc.
                                                    INVESTOR CONTACT
2155 Dunwin Drive, Suite 10
Mississauga, ON, Canada  L5L 4M1                    Trevor Burns
tel: (905) 569-2265   fax: (905) 569-9231           Investor Relations
http://www.vasogen.com                              tel: (905) 569-9065
                                                    e-mail: investor@vasogen.com
--------------------------------------------------------------------------------



During the quarter, Vasogen continued to achieve its milestones by advancing two additional products into clinical development, targeting congestive heart failure and the prevention of graft-versus-host disease in cancer treatment. The Company also made new appointments to its Scientific Advisory Board and completed a $15 million cross-border financing with senior institutions - placing the Company in its strongest financial position ever.

Consistent with the Company's strategy of addressing significant segments of the cardiovascular disease market, Vasogen initiated a new program in the area of congestive heart failure (CHF). Nearly five million Americans suffer from CHF and its prevalence is increasing at ten percent per year, primarily due to the aging population. The condition is usually progressive, becomes irreversible, and ultimately results in death. Regulatory submissions were completed with the U.S. FDA to commence a placebo-controlled clinical trial of VAS991, an immune modulation therapy designed to target a number of the pathological processes that lead to CHF. The trial is scheduled to commence during the second quarter at two leading U.S. cardiovascular centers: The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director, Kaufman Center for Heart Failure, and Baylor College of Medicine, under the direction of Dr. Guillermo Torre, Medical Director, Heart Transplant Service.

Vasogen also completed regulatory submissions with Health Canada to proceed with a clinical trial of the VAS981 cell-processing technology targeting the prevention of graft-versus-host disease (GvHD) in leukemia patients undergoing bone marrow transplantation. GvHD is a potentially fatal complication of bone marrow transplantation resulting from an immune response that occurs when T cells in the donated bone marrow (graft), identify cells and tissues in the recipient's body (host) as foreign and mount an inflammatory response against them. Complications associated with GvHD cost health care systems in excess of $500 million annually and severely limit the number of donor bone marrow transplant procedures that can be performed. The trial will be carried out at the Princess Margaret Hospital, under the direction of Dr. Hans Messner, Director of the Bone Marrow Transplant Program.

In addition to VAS991 and VAS981, the Company currently has clinical trials underway for VasoCare(TM) therapy for the treatment of atherosclerotic peripheral vascular disease, VAS971 for the prevention of ischemia/reperfusion injury during major vascular surgery, and VAS972 for the treatment of psoriasis.

Recognizing the increased focus on clinical and regulatory activities in the U.S., a number of senior appointments were made during the quarter to the Company's Scientific Advisory Board - bringing added expertise in the areas of cardiovascular and autoimmune disease, regulatory affairs, and immunology. Appointments included: Dr. David Wofsy, George A. Zimmerman Distinguished Professor of Medicine and Microbiology/Immunology at the University of California, San Francisco; Dr. Craig Pratt, Professor of Medicine and Director of Clinical Cardiology Research at Baylor College of Medicine, Houston, and past Chair of the Cardiovascular and Renal Drugs Advisory Board of the U.S. FDA; and Dr. Fred Rosen, President of the Center for Blood Research in Boston and Professor of Pediatrics at the Harvard Medical School.

Finally, a $15 million cross-border financing was concluded with senior institutions in the United States and Canada - providing three years of cash resources and placing the Company in its strongest financial position ever. Vasogen is well positioned to advance the clinical development of five products and to continue to enhance its pipeline of new applications for immune modulation therapy.


     /s/ William A. Cochrane                            /s/ David G. Elsley
     -----------------------                            -------------------
     William A. Cochrane                                David G. Elsley
     Chairman of the Board                              President and CEO

                                  Vasogen Inc.
                           Consolidated Statements of
                             Operations and Deficit
                           For the three months ended
                                   February 29

(in thousands of Canadian dollars except per share amounts)


                                                      2000              1999
Expenses:

  Research and development                         $  1,337            $  938
  Salaries                                              272               301
  Professional fees                                     279                95
  General and administration                            292               240
  Amortization of capital assets                         15                 9
                                                ------------      ------------
Loss for the period                                  (2,195)           (1,583)

Deficit, beginning of period                        (37,310)          (29,395)
                                                ------------      ------------

Deficit, end of period                              (39,505)          (30,978)
                                                ============      ============

Loss per share                                    $  (0.06)         $  (0.06)
                                                ============      ============

                                  Vasogen Inc.
                         Consolidated Statements of Cash
                                      Flows
                           For the three months ended
                                   February 29

(in thousands of Canadian dollars)                                      2000               1999

Cash provided by (used for):
Operations:
  Loss for the period                                                $ (2,195)          $ (1,583)
  Items not involving cash:
    Amortization of capital assets and technology                          78                 60
    Services provided for common shares                                   233                  -
  Changes in non-cash working capital                                $   (54)           $     69
                                                                 --------------     --------------
                                                                     $ (1,938)          $ (1,454)

Financing:
  Shares issued for cash                                                     -              1,625
  Warrants exercised for cash                                            3,030                119
  Options exercised for cash                                             1,155                 55
  Special warrants issued                                               15,525              7,750
  Share issue costs                                                       (200)              (797)
                                                                 --------------     --------------
                                                                        19,510              8,752

Investing:
  Increase in acquired technology                                            -                (40)
  Maturities (purchases) of marketable securities                        1,608                266
  Increase in capital assets                                               (26)               (24)
                                                                 --------------     --------------
                                                                         1,582                202


Foreign exchange gain (loss) on cash held in foreign currency               32                (1)

Increase (decrease) in cash and cash
  equivalents
                                                                        19,186              7,499
Cash and cash equivalents,
  beginning of period                                                    1,031              1,073
                                                                 --------------     --------------
Cash and cash equivalents,
  end of period                                                       $ 20,217           $  8,572
                                                                 ==============     ==============

                                  Vasogen Inc.
                           Consolidated Balance Sheets
                                As at February 29


(in thousands of Canadian dollars)                     2000              1999

Assets
Current assets:

  Cash and cash equivalents                           $ 20,217        $  8,572
  Marketable securities                                  5,968           3,862
  Inventory                                                144             229
  Prepaid expenses and advances                            433              29
                                                   ------------    ------------
                                                        26,762          12,692


Capital assets                                             326             183
Less  accumulated amortization                            (122)            (68)
                                                   ------------    ------------
                                                           204             115

Acquired technology                                      4,081           3,681
Less accumulated amortization                           (2,119)         (1,854)
                                                   ------------    ------------
                                                         1,962           1,827

Total Assets                                          $ 28,928        $ 14,634
                                                   ============    ============

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable & accrued liabilities                $  938          $  721

Shareholders' equity:

  Share capital                                         52,170          37,836
  Special warrants (Note 1)                             15,325           7,055
  Deficit                                              (39,505)        (30,978)
                                                   ------------    ------------
                                                        27,990          13,913

Total Liabilities and shareholders' equity            $ 28,928        $ 14,634
                                                   ============    ============

Note 1
During February the Company issued 1,725,000 Special Warrants at a price of $9.00 per Special Warrant resulting in gross proceeds of $15,525,000 before share issue costs of $200,000. Each Special Warrant is exchangeable without further payment into one Common Share.

Subsequent to quarter end 1,725,000 Common Shares of the Company were issued upon the automatic exercise of the Special Warrants upon the issuance of a receipt dated March 23, 2000 for the (final) prospectus.